[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
July 27, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9198
Ibolya Ignat
Staff Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd. Form 10-K for the Year Ended December 31, 2008 Filed on February 27, 2009 Schedule 14A Filed on March 25, 2009 File No. 001-33606
Dear Ms. Ignat:
     On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated July 24, 2009 (the “Comment Letter”).
     Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
     We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Form 10-K for the Year Ended December 31, 2008
Item 1, Business, page 1
     1. We note your response to our prior comment 1. Please supplementally clarify what arrangements the company has in place with each of the named brokers, whether written or oral, and explain your statement that “brokerage terms vary from policy to policy.” For example, please explain whether you have longstanding agreements with brokers or if you negotiate terms on a transaction by transaction basis. Also, please provide your substantive analysis in determining that the agreements currently in place with such parties are not material within the meaning of Item 601(b)(10) of Regulation S-K.
     Response: In the ordinary course of business, the Company has several thousand policies, in respect of which brokerage terms covering the rate of fees to the brokers under the policies are negotiated on a transaction by transaction basis. The brokers, in turn, have relationships with the ceding insurers and reinsurers that have reinsured a portion of their liabilities with the Company. However, Validus is not a party to the agreements between the brokers and those ceding insurers. As such, there is no “contract not made in the ordinary course of business which is material to the registrant” between the Company and the reinsurance brokers referred to in the comment, or in which the Company has a beneficial interest, as described in Item 601(b)(10) of Regulation S-K. The relationships with the reinsurance brokers named on page 12 are described in detail in the Company’s Annual Report on Form 10-K (the “Form 10-K”), including at pages 11, 12, 14, 16, 21, 26, 30, 41, 46, 49, 50, 54, 56, F-5, F-6, F-21, F-40 and F-41. The Company confirms that all material information regarding these relationships is disclosed in the Company’s filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Foreign Exchange (Losses) Gains, page 102
     2. Refer to your response to comment five. Please revise your disclosures to include much of the information that you provided to us supplementally. Your revised disclosure should clarify why including certain balances using historic rates is appropriate.
     Response: The Company acknowledges the Staff’s comment and proposes revising the Foreign exchange section of the Significant accounting policies note to its financial statements in future filings to read as follows:
     “The U.S. dollar is the functional currency of the Company and the majority of its subsidiaries. For these companies, monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rates in effect at the balance sheet date and revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate on the transaction date with the resulting foreign exchange gains and losses included in earnings. Non-monetary assets and liabilities, such as deferred acquisition costs and unearned premium, are translated at historical exchange rates.
     Several non-underwriting subsidiaries of the Company have functional currencies other than the U.S. dollar. Assets and liabilities of these subsidiaries are translated at prevailing year end exchange rates. Revenue and expenses of such foreign operations are translated at average exchange rates during the year. The net effect of translation differences between functional and reporting currencies in foreign operations, net of applicable deferred income taxes, are included in ‘accumulated other comprehensive income (loss).’ ”
Notes to the Consolidated Financial Statements
16. Income taxes, page F-38
     3. Please refer to your response to comment eight. Your adjustments to prior taxes appear to be material to your tax provision; please revise your disclosures to include the information that you provided to us supplementally.
     Response: The Company acknowledges the Staff’s comment and proposes including the following disclosure in the discussion of Income Tax Expense under Management’s Discussion and Analysis of Financial Condition and Results of Operations:
     “The increased income tax expense for the year ended December 31, 2008 included an adjustment to prior period taxes consisting of two items arising in the Talbot segment: $0.5 million relating to notional interest chargeable on intra group borrowings and $1.2 million relating to a change in the exchange rate basis of reversing an intra group stop loss recovery in respect of the 2005 year of account.”
Schedule 14A
Executive Compensation: Compensation Discussion and Analysis
Variable Components of Compensation, page 14
     4. We note your response to our prior comment 10, bullet 4, and the following statement: “The Company’s chief executive officer presents to the compensation committee a schedule of recommendations for actual bonuses to be paid.” Please revise your proposed disclosure to include a description of the considerations and factors upon which the chief executive officer bases these recommendations.

     Response: The Company acknowledges the Staff’s comment and proposes including the following disclosure in the Company’s 2009 proxy statement, with appropriate adjustments to reflect developments during 2009:
     “After full year results of operations are known for the Company at the February board of directors meeting, the compensation committee approves a specific aggregate annual incentive bonus pool amount for the prior calendar year. The Company’s chief executive officer presents to the compensation committee a schedule of recommendations for actual bonuses to be paid for executive officers that report to the chief executive officer. In preparing these recommendations, the chief executive officer considers: (i) each individual’s contribution to the success and growth of his or her department and/or the Company as a whole; and (ii) a subjective assessment of the individual’s goals or contributions to the Company’s goals. For executive officers, the recommendation is made by the chief executive officer and can range from 0% of the target annual incentive bonus (as was the case in 2008) to 150% of the target annual incentive bonus (the maximum amount payable). For other employees, the recommendation is based on discussions between the chief executive officer and the executive officer managing the applicable employee’s department. In each case, the actual percentage funding of the annual incentive bonus pool is an important element of the bonus to be paid.”
Long-Term Incentive Compensation, page 15
     5. We note your statement on page 15 that the compensation committee may make annual equity grants to named executive officers “with an objective of the value of each award being between 50-150% of base salary.” We also note your statement on page 17 that “the committee determines which employees, consultants and directors receive awards, the types of awards to be received and the terms and conditions thereof, including the vesting and exercisability provisions of the awards.” Please confirm that in future proxy statements in years in which annual equity grants are made you will disclose the annual equity grant made to each of the named executive officers, the value of the award compared to base salary and the considerations taken into account by the committee in making such awards and setting the terms thereof.
     Response: The Company confirms that in future proxy statements in years in which annual equity grants are made it will disclose the annual equity grant made to each of the named executive officers, the value of the award compared to base salary and the considerations taken into account by the committee in making such awards and setting the terms thereof.
* * * * *

     Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	Robert F. Kuzloski (Validus Holdings, Ltd.) John Schuster (Cahill Gordon & Reindel llp)